Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

December 4, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s Laboratories announces the launch of Bortezomib for Injection 3.5 mg/vial for Intravenous use only in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY’S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories announces the launch of
Bortezomib for Injection 3.5 mg/vial for Intravenous use only in the U.S. Market

Hyderabad, India, December 4, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. December 4, 2019— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Bortezomib for Injection 3.5 mg/vial, approved by the U.S. Food and Drug Administration (USFDA) via a 505(b)(2) new drug application (NDA) pathway for intravenous use only.

“We’re pleased to bring this product to market for the customers and patients who will benefit from this cost efficient alternative in the market place,” explains Marc Kikuchi, Chief Executive Officer, North America Generics, Dr. Reddy’s Laboratories. “This is a great addition to our injectable offering in the U.S. market as we continue to augment our portfolio of products in the Hospital segment.”

Dr. Reddy’s Bortezomib for Injection 3.5 mg/vial is for intravenous use only and is indicated for the treatment of adult patients with multiple myeloma and for the treatment of adult patients with mantle cell lymphoma who have received at least one prior therapy.

Important Safety Information:

What Important Information Should I Know About Bortezomib for Injection, 3.5 mg/Vial?

•

Bortezomib for injection is indicated for the treatment of adult patients with multiple myeloma and for the treatment of adult patients with mantle cell lymphoma who have received at least 1 prior therapy

•	For intravenous use only. Do not administer Bortezomib for injection by any other route
•

Bortezomib for injection retreatment may be considered for patients with multiple myeloma who had previously responded to treatment with bortezomib and who have relapsed at least six months after completing prior bortezomib treatment. Treatment may be started at the last tolerated dose

•	Bortezomib can cause fetal harm when administered to a pregnant woman

Who Should Not Use Bortezomib for Injection, 3.5 mg/Vial?

•	Patients with hypersensitivity (not including local reactions) to bortezomib or boron. Reactions have included anaphylactic reactions
•	Bortezomib for injection is contraindicated for intrathecal administration. Fatal events have occurred with intrathecal administration of bortezomib products
•

If you are or plan on being pregnant. Females of reproductive potential should avoid becoming pregnant while being treated with Bortezomib for injection because of potential risk to the fetus and should use effective contraception during treatment with Bortezomib for injection and for seven months following the final dose

•

Males with female sexual partners of reproductive potential should not father a child and must use effective contraception during treatment with Bortezomib for injection and for four months following treatment

•	Females should not breastfeed during treatment with Bortezomib for injection and for two months after treatment

What should I tell my healthcare provider before taking Bortezomib for Injection, 3.5 mg/Vial?

Before taking Bortezomib for Injection, tell your doctor if you previously have had or currently do have:

•	Preexisting symptoms (numbness, pain or a burning feeling in the feet or hands) and/or signs of peripheral neuropathy
•	History of syncope, receiving medications known to be associated with hypotension, and are dehydrated which may increase risk of hypotension
•	Are at risk factors for, or have existing heart disease

•	Have high tumor burden, risk of tumor lysis syndrome
•	Are pregnant or plan to be pregnant
•	Are nursing
•	If you are receiving dialysis
•	Have moderate or severe hepatic impairment
•	Are taking medications for diabetes
•	Are using other prescription and non-prescription medications and/or dietary and herbal supplements

What are possible side effects of Bortezomib for Injection, 3.5 mg/Vial?

Call your doctor or get emergency help right away if you develop:

•	Peripheral Neuropathy
•	Hypotension
•	Cardiac Toxicity
•	Pulmonary Toxicity
•	Posterior Reversible Encephalopathy Syndrome (PRES)
•	Gastrointestinal Toxicity
•	Thrombocytopenia
•	Neutropenia
•	Tumor Lysis Syndrome
•	Hepatic Toxicity
•	Thrombotic Microangiopathy

Please refer to the Package Insert for a complete list of possible side effects associated with Bortezomib for Injection

What are the most common side effects of Bortezomib for Injection, 3.5 mg/Vial?

•	Nausea
•	Diarrhea
•	Thrombocytopenia
•	Neutropenia
•	Peripheral neuropathy
•	Fatigue
•	Neuralgia
•	Anemia
•	Leukopenia
•	Constipation
•	Vomiting
•	Lymphopenia
•	Rash
•	Pyrexia
•	Anorexia
•	Dizziness
•	Syncope

What should I avoid while taking Bortezomib for Injection, 3.5 mg/Vial?

•

Females of reproductive potential should avoid becoming pregnant while being treated with Bortezomib for injection. Females of reproductive potential must use contraception during treatment with Bortezomib for injection and for seven months following treatment

•	Avoid breastfeeding while receiving Bortezomib for injection and for two months after last dose
•	Avoid coadministration with medications that are strong CYP3A4 inducers
•	Avoid dehydration due to risk of hypotension, gastrointestinal toxicity, tumor lysis syndrome – Patients should drink adequate fluids
•	Bortezomib may cause fatigue, dizziness, syncope, orthostatic/postural hypotension, therefore Patients should not drive or operate machinery if they experience any of these symptoms

For more information, ask your healthcare provider or pharmacist. You are encouraged to report negative side effects of prescription drugs. To report suspected side effects, call Dr. Reddy’s Laboratories Medical Information Hotline at 1-888-DRL-DRUG (1-888-375-3784) or via email to medinfo@drreddys.com or contact the USFDA at 1-800-FDA-1088 (1-800-332-1088) or online at http://www.fda.gov/safety/medwatch.

RDY-1019-265

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.